FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For August 13, 2015

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel 4250708

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__      Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Index

1.	Cellcom Israel Announces Second Quarter 2015 Results
2.	Cellcom Israel Ltd. and Subsidiaries - Condensed Consolidated Interim Financial Statements as at June 30, 2015 (unaudited)

Cellcom Israel announces

second Quarter 2015 Results
------------------------

Revenues for the second quarter of 2015 totaled NIS 1,040 million, EBITDA1 for the second quarter of 2015 totaled NIS 216 million and excluding a one-time effect2 EBITDA totaled NIS 241 million

Net income for the second quarter of 2015 totaled NIS 12 million

Nir Sztern, the Company's CEO: "Cellcom tv success continues with full force in the second quarter as well. As of today, we have more than 40 thousand households enjoying Israel's new TV. In the framework of the wholesale market reform the Company is also experiencing great success with approximately 42 thousand households enjoying attractive prices and a unified internet service. The expansion of the landline products offering and the launch of triple play provide us a competitive advantage in the market”

"The Company completed an additional voluntary retirement process with a one-time cost of approximately NIS 25 million, whose effects we will see as of the third quarter of 2015"

-----

Second Quarter 2015 Highlights (compared to second quarter of 2014):

▪	Total Revenues totaled NIS 1,040 million ($276 million) compared to NIS 1,158 million ($307 million) in the second quarter last year, a decrease of 10.2%

▪	Service revenues totaled NIS 786 million ($209 million) compared to NIS 923 million ($245 million) in the second quarter last year, a decrease of 14.8%

▪	Equipment revenues totaled NIS 254 million ($67 million) compared to NIS 235 million ($62 million) in the second quarter last year, an increase of 8.1%

▪	EBITDA totaled NIS 216 million ($57 million) compared to NIS 314 million ($83 million) in the second quarter last year, a decrease of 31.2%

▪	EBITDA excluding one-time effects[2] totaled NIS 241 million ($64 million) compared to NIS 331 million ($88 million) in the second quarter last year, a decrease of 27.2%

▪	EBITDA margin 20.8%, down from 27.1%

____________________

1 Please see "Use of Non-IFRS financial measures" section in this press release.

2 The results for the second quarter of 2015 include a one-time effect of NIS 25 million in Other Expenses regarding a voluntary retirement plan. The results for the second quarter of 2014 include two one-time effects, the first is a decrease by NIS 22 million in Cost of Revenues and the second is an increase in Other Expenses by NIS 39 million.

▪	EBITDA margin excluding one-time effects[2] 23.2%, down from 28.6%

▪	Operating income totaled NIS 80 million ($21 million) compared to NIS 156 million ($41 million) in the second quarter last year, a decrease of 48.7%

▪	Operating income excluding one-time effects[2] totaled NIS 105 million ($28 million) compared to NIS 173 million ($46 million) in the second quarter last year, a decrease of 39.3%

▪	Net income totaled NIS 12 million ($3 million) compared to NIS 79 million ($21 million) in the second quarter last year, a decrease of 84.8%

▪	Cellular subscriber base totaled approx. 2.848 million subscribers (at the end of June 2015)

▪	Free cash flow[1] totaled NIS 119 million ($32 million) compared to NIS 361 million ($96 million) in the second quarter last year, a decrease of 67%

Nir Sztern, the Company's Chief Executive Officer, added:

"The influence of the fierce competition, apparent in the quarter's results, was manifested, among others, in erosion in revenues and profitability. The quarter was further influenced by high financing expenses in comparison to the former quarter and another voluntary retirement process, with a one-time cost of NIS 25 million, whose effects will be seen as of the third quarter of 2015.

With the operation of the landline wholesale market, we continued strengthening our position as a communications group providing value to its customers. In this frame, we have enlarged our landline offering towards the end of the quarter with a triple package, providing us a competitive advantage in the market and making us the only Group currently offering a real triple package combining tv services, internet infrastructure and provider and home telephony in one bill.

Cellcom tv success continues with full force in the second quarter as well. As of today, we have more than 40 thousand households enjoying Israel's new TV. In the framework of the wholesale market reform the Company is also experiencing great success with approximately 42 thousand households enjoying attractive prices and a unified internet service.

For the fifth consecutive year, the Company is granted the title of the leading cellular brand in Israel by the business newspaper 'Globes' and was chosen with 'Cellcom tv' as the year's winning launch both by Israel's marketing association and in a pole taken among Israel's leading marketing VPs".

Shlomi Fruhling, Chief Financial Officer, commented: "Alongside enlarging our operation in the landline market and continuing to recruit customers to 'Cellcom tv', the wholesale market service and triple package, in the second quarter of 2015 we experienced continued aggressive competition in the cellular market, demonstrated by continued decline in revenues from services. We expect the high competition level will continue in the next quarters.

Accordingly, the Group is committed and continues to act in order to adjust its expense structure to market conditions. In the second quarter of 2015, Selling, Marketing, General and Administrative Expenses reduced by NIS 34 million in comparison to the second quarter of last year. In addition, for a voluntary retirement plan the Group recorded in the quarter a one-time cost of NIS 25 million while the savings in payroll expenses we will gradually see as of the third quarter this year.

The Group continued to act also in the second quarter in order to reduce its net debt, which at the end of the quarter amounted to NIS 2.86 billion in comparison to a net debt of NIS 3.27 billion at the end of the second quarter last year. Free cash flow totaled NIS 119 million in the second quarter of 2015, a 67% decrease in comparison with the second quarter of last year. The decrease is mostly attributed to a decline in customers receipts for end user equipment and service revenues (including hosting services).

The Company’s Board of Directors decided not to distribute a dividend for the second quarter of 2015, given the continued intensified competition in the market and its adverse effect on the Company's revenues and in order to further strengthen the Company's balance sheet. The Board of Directors will re-evaluate its decision as market conditions develop, and taking into consideration the Company's needs".

Netanya, Israel – August 13, 2015 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel" or the "Company" or the "Group"), announced today its financial results for the second quarter of 2015. Revenues for the second quarter of 2015 totaled NIS 1,040 million ($276 million); EBITDA for the second quarter of 2015 totaled NIS 216 million ($57 million), which is 20.8% of total revenues; and net income for the second quarter of 2015 totaled NIS 12 million ($3 million). Basic earnings per share for the second quarter of 2015 totaled NIS 0.12 ($0.03).

Main Consolidated Financial Results:

	Q2/2015	Q2/2014	% Change	Q2/2015	Q2/2014
	NIS million			US$ million (convenience translation)
Total revenues	1,040	1,158	(10.2%)	276	337
Operating Income	80	156	(48.7%)	21	45
Net Income	12	79	(84.8%)	3	23
Free cash flow	119	361	(67.0%)	32	105
EBITDA	216	314	(31.2%)	57	91
EBITDA, as percent of total revenues	20.8%	27.1%	(23.2%)

Main Financial Data by Operating Segments:

	Cellcom Israel (*)	Netvision (**)	Consolidation adjustments (***)	Consolidated results
	Q2/2015
	NIS million
Total revenues	850	235	(45)	1,040
Service revenues	612	219	(45)	786
Equipment revenues	238	16	-	254
Operating Income	56	32	(8)	80
EBITDA	164	52	-	216
EBITDA, as percent of total revenues	19.3%	22.1%	-	20.8%

(*) Cellcom Israel Ltd. and its subsidiaries, excluding Netvision Ltd. and its subsidiaries.

(**) Netvision Ltd. and its subsidiaries.

(***)	Include elimination of inter-company revenues between Cellcom Israel and Netvision, and amortization expenses attributable to the merger.

Main Performance Indicators (data refers to cellular subscribers only):

	Q2/2015	Q2/2014	Change (%)
Cellular subscribers at the end of period (in thousands)	2,848	3,029	(6.0%)
Churn Rate for cellular subscribers (in %)	10.2%	11.1%	(8.1%)
Monthly cellular ARPU (in NIS)	65.5	75.4	(13.1%)

Financial Review

Revenues for the second quarter of 2015 decreased 10.2% totaling NIS 1,040 million ($276 million), compared to NIS 1,158 million ($307 million) in the second quarter last year. The decrease in revenues is attributed to a 14.8% decrease in service revenues, which totaled NIS 786 million ($209 million) in the second quarter of 2015 as compared to NIS 923 million ($245 million) in the second quarter last year. This decrease was partially offset by an 8.1% increase in equipment revenues, which totaled NIS 254 million ($67 million) in the second quarter of 2015 as compared to NIS 235 million ($62 million) in the second quarter of 2014. Netvision's contribution to revenues for the second quarter of 2015 totaled NIS 190 million ($50 million) (excluding inter-company revenues) compared to NIS 209 million ($55 million) in the second quarter of 2014.

The decrease in second quarter 2015 service revenues resulted mainly from a decrease in cellular services revenues, due to the ongoing erosion in the price of these services as a result of the intensified competition in the cellular market. The decrease in service revenues also resulted from a decrease in revenues from long distance calls and hosting operators on the Company's communications networks. Netvision's contribution to service revenues for the second quarter of 2015 totaled NIS 174 million ($46 million) (excluding inter-company revenues) compared to NIS 195 million ($52 million) in the second quarter of 2014.

The increase in second quarter 2015 equipment revenues resulted mainly from an approximately 7% increase in the number of handsets sold during the second quarter of 2015 as compared with the second quarter of 2014. Netvision's contribution to equipment revenues for the second quarter of 2015 totaled NIS 16 million ($4 million), compared to NIS 14 million ($4 million) in the second quarter of 2014.

Cost of revenues for the second quarter of 2015 totaled NIS 682 million ($181 million), compared to NIS 671 million ($178 million) in the second quarter of 2014, a 1.6% increase. This increase resulted from content costs related to the TV field which the Company entered as of the end of 2014, as well as from a one-time cancelation of a provision for communications cables expenses in the amount of NIS 22 million in the second quarter of 2014. This increase was partially offset by a decrease in direct cost as a result of the decrease in revenues, decrease in depreciation expenses and efficiency measures.

Gross profit for the second quarter of 2015 totaled NIS 358 million ($95 million) compared to NIS 487 million ($129 million) in the second quarter of 2014, a 26.5% decrease. Gross profit margin for the second quarter of 2015 amounted to 34.4%, down from 42.1% in the second quarter of 2014.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the second quarter of 2015 decreased 11.7% to NIS 256 million ($68 million), compared to NIS 290 million ($77 million) in the second quarter of 2014. This decrease is primarily the result of the efficiency measures implemented by the Company, which led to a decrease in advertising, payroll expenses, rent, depreciation and other expenses.

Other expenses for the second quarter of 2015 totaled NIS 22 million ($6 million), compared with other expenses of NIS 41 million ($11 million) in the second quarter of 2014. Other expenses for the second quarter of 2015 primarily include a one-time expense for an employee voluntary retirement plan in the amount of approximately NIS 25 million ($7 million), compared to a one-time expense in the second quarter of 2014 also for an employee voluntary retirement plan in the amount of approximately NIS 39 million ($10 million).

Operating income for the second quarter of 2015 decreased 48.7% to NIS 80 million ($21 million) from NIS 156 million ($41 million) in the second quarter of 2014. Operating income for the second quarter of 2015, was affected by a one-time expense for voluntary employee retirement plan in the amount of approximately NIS 25 million ($7 million), and a decrease in revenues primarily due to the ongoing erosion in service revenues.

EBITDA for the second quarter of 2015 decreased 31.2% totaling NIS 216 million ($57 million), compared to NIS 314 million ($83 million) in the second quarter of 2014. EBITDA for the second quarter of 2015, as a percent of second quarter revenues, totaled 20.8%, down from 27.1% in the second quarter of 2014. Excluding the one-time effects described above, EBITDA for the second quarter of 2015 totaled NIS 241 million ($64 million), a 27.2% decrease compared with the second quarter of 2014 excluding one-time effects. EBITDA for the second quarter of 2015, as a percent of second quarter revenues, excluding the one-time effects, totaled 23.1%, down from 28.6% in the second quarter of 2014. Netvision's contribution to the EBITDA for the second quarter of 2015 totaled NIS 52 million ($14 million), compared to NIS 90 million ($24 million) in the second quarter of 2014, a 42.2% decrease. Netvision's contribution to EBITDA for the second quarter of 2015, excluding the one-time effects of a cancelation of a provision for communications cables expenses in the amount of NIS 22 million in the second quarter of 2014 and of voluntary employee retirement plans in the second quarter of 2015 and in the second quarter of last year, totaled NIS 57 million ($15 million), compared to NIS 73 million ($19 million) in the second quarter of 2014, a 21.9% decrease.

Financing expenses, net for the second quarter of 2015 decreased 3.1% and totaled NIS 62 million ($16 million), compared to NIS 64 million ($17 million) in the second quarter of 2014. The decrease resulted mainly from a decrease in interest expenses, as a result of a decrease in the Company's debentures debt level, which was partially offset with losses from hedging transactions on the Israeli Consumer Price Index and losses in the Company's investment portfolio.

Taxes on income for the second quarter of 2015 totaled NIS 6 million ($2 million), compared to NIS 13 million ($3 million) in the second quarter of 2014. The decrease is mainly attributed to the decrease in profit before taxes.

Net Income for the second quarter of 2015 totaled NIS 12 million ($3 million), compared to NIS 79 million ($21 million) in the second quarter of 2014, an 84.8% decrease. This decrease is mainly due to the continued erosion in cellular service revenues resulting from the intensified competition in the cellular market that was partially offset by a decrease in operational expenses.

Basic earnings per share for the second quarter of 2015 totaled NIS 0.12 ($0.03), compared to NIS 0.79 ($0.21) in the second quarter of last year.

Operating Review (data refers to cellular subscribers only)

Cellular subscriber base – at the end of June 2015 the Company had approximately 2.848 million cellular subscribers. During the second quarter of 2015 the Company's cellular subscriber base decreased by approximately 37,000 net cellular subscribers, all pre-paid subscribers.

Cellular Churn Rate for the second quarter of 2015 totaled 10.2%, compared to 11.1% in the second quarter of 2014. The cellular churn rate was primarily affected by the continued intensified competition in the cellular market.

The monthly cellular Average Revenue per User ("ARPU") for the second quarter of 2015 totaled NIS 65.5 ($17.4), compared to NIS 75.4 ($20.2) in the second quarter of 2014. The decrease in ARPU resulted from the ongoing erosion in the price of cellular services, resulting from the intensified competition in the cellular market.

Financing and Investment Review

Cash Flow

Free cash flow for the second quarter of 2015, decreased by 67% to NIS 119 million ($32 million), compared to NIS 361 million ($96 million) in the second quarter of 2014. The decrease in free cash flow was mainly due to a decrease in proceeds from customers due to the decrease in revenues in the second quarter of 2015 compared with the second quarter of 2014, resulting from the intensified competition in the cellular market as well as a decrease from proceeds from handsets sold in previous years.

Total Equity

Total Equity as of June 30, 2015 amounted to NIS 1,130 million ($300 million), primarily consisting of accumulated undistributed retained earnings of the Company.

Investment in Fixed Assets and Intangible Assets

During the second quarter of 2015, the Company invested NIS 119 million ($32 million) in fixed assets and intangible assets (including, among others, the acquisition of frequencies and fixed assets for the Company's 4G network), compared to NIS 104 million ($28 million) in the second quarter of 2014.

Dividend

On August 12, 2015, the Company's board of directors decided not to declare a cash dividend for the second quarter of 2015. In making its decision, the board of directors considered the Company's dividend policy and business status and decided not to distribute a dividend at this time, given the intensified competition and its adverse effect on the Company's revenues, and in order to strengthen the Company's balance sheet. The board of directors will re-evaluate its decision in future quarters. No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2014 on Form 20-F, under “Item 8 - Financial Information – A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Debentures

For information regarding the Company's summary of financial liabilities and details regarding the Company's outstanding debentures as of June 30, 2015, see "Disclosure for Debenture Holders" section in this press release.

Other developments during the second quarter of 2015 and subsequent to the end of the reporting period

Network Sharing Agreements

In July 2015, the Israeli Antitrust Commissioner approved the previously reported co-operation agreement regarding maintenance services for passive elements of cell sites, between the Company and Pelephone Communications Ltd., which includes unifying passive elements and streamlining costs through a common contractor. The approval is for a period of ten years and is subject to certain conditions.

Following the previously reported network sharing agreements between the Company and Golan Telecom Ltd., or Golan, which are subject to the approvals of the Israeli Ministry of communications, or MOC, and the Israeli Antitrust Commissioner, the parties recently held communications with the MOC in which the parties were required to make material changes to the principles of the agreements between them, as a condition for the MOC's approval, including network sharing in the 3G and 4G radio networks, which includes ownership of half the radio networks active components by each company, effective right of use in the passive infrastructure, common management and sharing of the radio networks' construction, operation and maintenance costs. The Company and Golan are conducting negotiations in order to reach agreements according to such principles. The Company estimates that a new agreement, if reached, would result in substantial additional payments to the Company.

According to the existing agreements between the Company and Golan, if approvals for the network sharing agreements are not received by December 31, 2015, then (unless otherwise agreed by the parties), Golan will be required to pay the Company (1) the difference between the reduced payment it actually paid and the full payment it is required to pay according to the national roaming agreement, for the national roaming services provided and to be provided by the Company to Golan from July 2014 until December 31, 2015, which amounts to approximately NIS 300 million as of the end of the second quarter of 2015 (which the Company has not recorded as revenues), and expected to continue to substantially increase until December 31, 2015, and (2) as of that date, full payment in accordance with the national roaming agreement, all in accordance with Golan's customers usage of the Company's networks, as may be. Should the Company and Golan reach such new agreements which will change the current agreement as to this matter as mentioned above, the payment of the difference and future amounts will be subject to such new agreements and such accrued amount of the difference could be reduced materially or eliminated. In addition, the Company can provide no assurances that Golan will not contest any such amounts or that the Company will be able to collect such amounts in full or at all.

The Company cannot guarantee such agreements will be reached or that regulatory approvals will be granted based on such agreements, if reached.

For additional details see the Company's most recent annual report for the year ended December 31, 2014 on Form 20-F, filed on March 16, 2015, or 2014 Annual Report, under "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We operate in a heavily regulated industry, which can harm our results of operations. In recent years, regulation in Israel has materially adversely affected our results" and "We face intense competition in all aspects of our business", and "Item 4. Information on the Company – B. Business Overview – Network and Technology - Network and Cell Sites Sharing Agreements" and "Government Regulation – Network Sharing".

4 Generation Network

In August 2015, following the award of additional 1800MHz frequencies for 4G technologies to the Company in January 2015, the MOC amended the Company's cellular license to include 4G services and allocated such frequencies to the Company.

For additional details see the Company's 2014 Annual Report under "Item 4. Information on the Company – B. Business Overview – Network and Technology – Spectrum Allocation".

Rights Offering

In June 2015, the Company filed a registration statement with the Securities and Exchange Commission, or the SEC, and the Israeli Securities Authority, or the ISA, in preparation for a possible rights offering that would be expected to raise approximately NIS 120-150 million (assuming a full exercise of subscription rights), or "the Rights Offering". Discount Investment Corporation Ltd., or DIC, the Company's controlling shareholder, has announced that if such Rights Offering will be effected by the Company, DIC intends to exercise all subscription rights offered to it and purchase additional shares if possible, pursuant to the Rights Offering, for a total investment amount which will not exceed NIS 100 million.

The execution, timing, terms (including subscription ratio) and amount of such possible Rights Offering have not yet been determined and are subject to further approvals of the Company's Board of Directors, declaration of effectiveness of the registration statement by the SEC, and approvals of the ISA, the Tel Aviv Stock Exchange and the New York Stock Exchange. There is no assurance that such approvals will be received or that the Rights Offering will be executed, nor as to its timing, terms or amount.

This announcement does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or in Israel. The securities referred to herein may not be sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended, and may not be sold in Israel absent an exemption under Section 35-29 of the Israeli Securities Law 5728-1968 and a permit from the ISA. Any offering of securities in the United States and Israel, if the Company determines to pursue the Rights Offering, will be made by means of a prospectus that may be obtained from the Company.

2015 Share Incentive Plan

In June 2015, the Company's Board of Directors annulled its March 2015 decision to grant options to certain non-director officers and senior employees under the Company's 2015 Share Incentive Plan, or the Plan, which had not been granted.

In August 2015, the Company's board of directors resolved to make a certain reduction in the options acceleration events to be granted under the Plan and to grant 2,660,000 options to certain non-director officers (preceded by the Company’s compensation committee’s resolution to this end) and senior employees, of which 1,740,000 options will be granted to the Company's executive officers, including 525,000 options to Mr. Sztern, the Company's CEO, at an exercise price of US$ 6.68 (or, subject to the approval of the Israeli Tax Authority – NIS 25.65) per share. Mr. Sztern's grant is subject to shareholders approval in accordance with the Israeli Companies Law. The options granted will be vested in three equal installments on each of the first, second and third anniversary of the date of grant. The options of the first installment may be exercised within 24 months from their vesting, and the options of the second and third installments may be exercised with 18 month from their vesting.

For additional details please see "Item 6. Directors, Senior Management and Employees – E. Share Ownership – 2015 Share Incentive Plan" of 2014 Annual Report.

Voluntary Retirement Plan

In April 2015, the Group, in collaboration with the employees' representatives, launched a new voluntary retirement plan for employees, following which, the Company recorded a one-time expense in an amount of approximately NIS 25 million in the second quarter of 2015 with respect to employees joining this plan.

Conference Call Details

The Company will be hosting a conference call on Thursday, August 13, 2015 at 10:00 am ET, 07:00 am PT, 15:00 UK time, 17:00 Israel time. On the call, management will review and discuss the results for the second quarter of 2015, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 281 1167	UK Dial-in Number: 0 800 917 5108

Israel Dial-in Number: 03 918 0685	International Dial-in Number: +972 3 918 0685

at: 10:00 am Eastern Time; 07:00 am Pacific Time; 15:00 UK Time; 17:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.848 million subscribers (as at June 30, 2015) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. In addition, at the end of 2014, the Company launched television services over the internet (Over the top TV or OTT TV). The Company operates an LTE 4 generation network (currently partially deployed) and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of the Company's license, new legislation or decisions by the regulator affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, particularly class action lawsuits, the Company's ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its Annual Report for the year ended December 31, 2014.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.769 = US$ 1 as published by the Bank of Israel for June 30, 2015.

Use of non-IFRS financial measures

EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net (excluding one-time expenses related to employee retirement plans); income tax; depreciation and amortization and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA as presented by the Company may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation of net income to EBITDA under "Reconciliation for Non-IFRS Measures" below.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits. See "Reconciliation for Non-IFRS Measures" below.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations in partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Financial Tables Follow

Cellcom Israel Ltd.

 (An Israeli Corporation)

Condensed Consolidated Interim Statements of Financial Position

			Convenience
			translation
			into US dollar
	June 30,	June 30,	June 30,	December 31,
	2014	2015	2015	2014
	NIS millions		US$ millions	NIS millions

Assets
Cash and cash equivalents	1,083	894	237	1,158
Current investments, including derivatives	520	375	99	521
Trade receivables	1,541	1,311	348	1,417
Other receivables	132	89	24	65
Inventory	88	85	22	89

Total current assets	3,364	2,754	730	3,250

Trade and other receivables	784	772	205	824
Property, plant and equipment, net	1,796	1,797	477	1,834
Intangible assets, net	1,339	1,291	343	1,315
Deferred tax assets	22	15	4	17

Total non- current assets	3,941	3,875	1,029	3,990

Total assets	7,305	6,629	1,759	7,240

Liabilities
Current maturities of debentures and long term loans and short term credit	1,093	736	195	1,092
Trade payables and accrued expenses	630	643	171	773
Current tax liabilities	86	68	18	77
Provisions	170	117	31	101
Other payables, including derivatives	420	368	98	370

Total current liabilities	2,399	1,932	513	2,413

Debentures	3,791	3,397	901	3,548
Provisions	21	23	6	21
Other long-term liabilities	15	8	2	12
Liability for employee rights upon retirement, net	12	12	3	14
Deferred tax liabilities	139	127	34	140

Total non- current liabilities	3,978	3,567	946	3,735

Total liabilities	6,377	5,499	1,459	6,148

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	(6)	(3)	(1)	(3)
Retained earnings	920	1,115	296	1,078

Non-controlling interest	13	17	5	16

Total equity	928	1,130	300	1,092

Total liabilities and equity	7,305	6,629	1,759	7,240

Cellcom Israel Ltd.

(An Israeli Corporation)

Condensed Consolidated Interim Statements of Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2014	2015	2015	2014	2015	2015	2014
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Revenues	2,288	2,102	558	1,158	1,040	276	4,570
Cost of revenues	(1,335)	(1,404)	(373)	(671)	(682)	(181)	(2,727)

Gross profit	953	698	185	487	358	95	1,843

Selling and marketing expenses	(334)	(304)	(81)	(170)	(148)	(39)	(672)
General and administrative expenses	(238)	(239)	(63)	(120)	(108)	(29)	(463)
Other expenses, net	(40)	(20)	(5)	(41)	(22)	(6)	(46)

Operating profit	341	135	36	156	80	21	662

Financing income	63	33	9	31	27	7	100
Financing expenses	(154)	(113)	(30)	(95)	(89)	(23)	(298)
Financing expenses, net	(91)	(80)	(21)	(64)	(62)	(16)	(198)

Profit before taxes on income	250	55	15	92	18	5	464

Taxes on income	(57)	(17)	(5)	(13)	(6)	(2)	(110)
Profit for the period	193	38	10	79	12	3	354
Attributable to:
Owners of the Company	193	37	10	79	12	3	351
Non-controlling interests	-	1	-	-	-	-	3
Profit for the period	193	38	10	79	12	3	354

Earnings per share
Basic earnings per share (in NIS)	1.94	0.37	0.10	0.79	0.12	0.03	3.51

Diluted earnings per share (in NIS)	1.91	0.37	0.10	0.78	0.12	0.03	3.48

Weighted-average number of shares used in the calculation of basic earnings per share (in shares)	99,533,099	100,584,490	100,584,490	99,533,099	100,584,490	100,584,490	99,924,306

Weighted-average number of shares used in the calculation of diluted earnings per share (in shares)	100,702,823	100,584,490	100,584,490	100,711,161	100,584,490	100,584,490	100,706,282

Cellcom Israel Ltd.

(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2014	2015	2015	2014	2015	2015	2014
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Cash flows from operating activities
Profit for the period	193	38	10	79	12	3	354
Adjustments for:
Depreciation and amortization	310	281	75	155	138	37	610
Share based payment	2	-	-	1	-	-	3
Loss (gain) on sale of property, plant and equipment	2	(2)	-	2	-	-	7
Income tax expense	57	17	5	13	6	2	110
Financing expenses, net	91	80	21	64	62	16	198

Changes in operating assets and liabilities:
Change in inventory	(4)	4	1	(5)	24	6	(5)
Change in trade receivables (including long-term amounts)	295	113	30	123	23	6	422
Change in other receivables (including long-term amounts)	(83)	(24)	(6)	(14)	(8)	(2)	(35)
Changes in trade payables, accrued expenses and provisions	26	(71)	(19)	(19)	(25)	(7)	(24)
Change in other liabilities (including long-term amounts)	66	17	4	68	25	7	36
Payments for derivative hedging contracts, net	(6)	-	-	(1)	-	-	(6)
Income tax paid	(55)	(36)	(10)	(25)	(9)	(2)	(119)
Income tax received	-	-	-	-	-	-	6
Net cash from operating activities	894	417	111	441	248	66	1,557

Cash flows from investing activities
Acquisition of property, plant and equipment	(127)	(162)	(43)	(63)	(86)	(23)	(289)
Acquisition of intangible assets	(44)	(59)	(15)	(19)	(39)	(11)	(77)
Change in current investments, net	(14)	137	36	88	146	39	(15)
Proceeds (payments) for other derivative contracts, net	(2)	-	-	(1)	(1)	-	4
Proceeds from sale of property, plant and equipment	3	4	1	-	-	-	4
Repayment of a long term deposit	-	48	13	-	-	-	-
Interest received	17	13	3	5	2	1	23
Net cash from (used in) investing activities	(167)	(19)	(5)	10	22	6	(350)

Cellcom Israel Ltd.

(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2014	2015	2015	2014	2015	2015	2014
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Cash flows from financing activities
Payments for derivative contracts, net	(14)	(9)	(2)	(13)	(7)	(2)	(29)
Repayment of long term loans from banks	(11)	-	-	-	-	-	(12)
Repayment of debentures	(523)	(523)	(139)	-	-	-	(1,092)
Proceeds from issuance of debentures, net of issuance costs	-	(3)	(1)	-	(3)	(1)	326
Dividend paid	(4)	-	-	-	-	-	(4)
Interest paid	(149)	(124)	(33)	-	-	-	(295)

Net cash used in financing activities	(701)	(659)	(175)	(13)	(10)	(3)	(1,106)

Changes in cash and cash equivalents	26	(261)	(69)	438	260	69	101

Cash and cash equivalents as at the beginning of the period	1,057	1,158	307	645	637	169	1,057

Effect of exchange rate fluctations on cash and cash equivalents	-	(3)	(1)	-	(3)	(1)	-

Cash and cash equivalents as at the end of the period	1,083	894	237	1,083	894	237	1,158

Cellcom Israel Ltd.

(An Israeli Corporation)

Reconciliation for Non-IFRS Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Three-month period ended June 30,			Year ended December 31,
	2014 NIS millions	2015 NIS millions	Convenience translation into US dollar 2015 US$ millions	2014 NIS millions
Profit for the period	79	12	3	354
Taxes on income	13	6	2	110
Financing income	(31)	(27)	(7)	(100)
Financing expenses	95	89	23	298
Other expenses (income) (*)	2	(2)	(1)	7
Depreciation and amortization	155	138	37	610
Share based payments	1	-	-	3
EBITDA	314	216	57	1,282

(*) Other expenses for the second quarter of 2015 exclude a one-time expense for an employee retirement plan in the amount of approximately NIS 25 million ($7 million).

Free cash flow

The following table shows the calculation of free cash flow:

	Three-month period ended June 30,			Year ended December 31,
	2014 NIS millions	2015 NIS millions	Convenience translation into US dollar 2015 US$ millions	2014 NIS millions
Cash flows from operating activities	441	248	66	1,557
Cash flows from investing activities	10	22	6	(350)
Short-term Investment in (sale of) tradable debentures and deposits (*)	(90)	(151)	(40)	(3)
Free cash flow	361	119	32	1,204

(*) Net of interest received in relation to tradable debentures.

Cellcom Israel Ltd.

(An Israeli Corporation)

Key financial and operating indicators (unaudited)

NIS millions unless otherwise stated	Q2-2013	Q3-2013	Q4-2013	Q1-2014	Q2-2014	Q3-2014	Q4-2014	Q1-2015	Q2-2015	FY-2013	FY-2014

Cellcom service revenues	790	789	774	728	728	680	648	619	612	3,112	2,784
Netvision service revenues	246	251	229	223	220	226	214	224	219	979	883

Cellcom equipment revenues	213	205	208	188	221	250	274	245	238	882	933
Netvision equipment revenues	13	6	24	15	14	15	33	32	16	60	77

Consolidation adjustments	(26)	(27)	(26)	(24)	(25)	(29)	(29)	(58)	(45)	(106)	(107)
Total revenues	1,236	1,224	1,209	1,130	1,158	1,142	1,140	1,062	1,040	4,927	4,570

Cellcom EBITDA	271	286	258	265	224	268	210	136	164	1,066	967
Netvision EBITDA	68	61	77	75	90	78	72	60	52	269	315
Total EBITDA	339	347	335	340	314	346	282	196	216	1,335	1,282

Operating profit	169	173	170	185	156	190	131	55	80	651	662
Financing expenses, net	78	92	30	27	64	51	56	18	62	246	198
Profit for the period	67	52	102	114	79	106	55	26	12	288	354

Free cash flow	345	389	308	366	361	303	174	127	119	1,210	1,204

Cellular subscribers at the end of period (in 000's)	3,151	3,156	*3,092	3,049	3,029	3,010	2,967	2,885	2,848	3,092	2,967
Monthly cellular ARPU (in NIS)	79.7	79.6	78.7	74.7	75.4	70.6	67.8	65.5	65.5	78.5	72.1
Churn rate for cellular subscribers (%)	9.0%	8.9%	9.9%	11.1%	11.1%	11.0%	11.5%	11.9%	10.2%	36.8%	44.0%

* After a removal of approximately 64,000 pre-paid subscribers from the Company's cellular subscriber base following a change to the subscribers counting mechanism.

Cellcom Israel Ltd.

Disclosure for debenture holders as of June 30, 2015

Aggregation of the information regarding the debenture series issued by the Company (1), in million NIS

			As of 30.06.2015					As of 12.08.2015			Principal Repayment Dates
Series	Original Issuance Date	Principal on the Date of Issuance	Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books(2)	Market Value	Principal Balance on Trade	Linked Principal Balance	Interest Rate (fixed)	From	To	Interest Repayment Dates(3)	Linkage	Trustee Contact Details
B(4)**	22/12/05 02/01/06* 05/01/06* 10/01/06* 31/05/06*	925.102	370.041	443.192	11.336	454.529	473.763	370.041	444.905	5.30%	05.01.13	05.01.17	January-05	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
D(7)(8)**	07/10/07 03/02/08* 06/04/09* 30/03/11* 18/08/11*	2,423.075	898.804	1,057.125	54.008	1,111.133	744.749	599.203	702.909	5.19%	01.07.13	01.07.17	July-01	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
E(7)**	06/04/09 30/03/11* 18/08/11*	1,798.962	327.266	326.131	9.863	335.994	351.091	327.266	327.266	6.25%	05.01.12	05.01.17	January-05	Not linked	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
F(4)(5)(6)**	20/03/12	714.802	714.802	736.784	16.293	753.077	819.592	714.802	736.773	4.60%	05.01.17	05.01.20	January-05 and July-05	Linked to CPI	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777
G(4)(5)(6)**	20/03/12	285.198	285.198	285.688	9.613	295.301	316.456	285.198	285.198	6.99%	05.01.17	05.01.19	January-05 and July-05	Not linked	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777
G(4)(5)(7)**	08/07/14 03/02/15* 11/02/15*	949.624	949.624	789.962	9.066	799.028	852.192	949.624	949.624	1.98%	05.07.18	05.07.24	January-05 and July-05	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty 48 Menachem Begin Rd. Tel-Aviv. Tel 03-6374355
I (4)(5)(7)**	08/07/14 03/02/15* 11/02/15*	557.705	557.705	494.246	11.133	505.379	513.479	557.705	557.705	4.14%	05.07.18	05.07.25	January-05 and July-05	Not linked	Mishmeret Trust Company Ltd. Rami Sebty 48 Menachem Begin Rd. Tel- Aviv. Tel 03-6374355
Total		7,654.468	4,103.440	4,133.128	121.312	4,254.440	4,071.322	3,803.839	4,004.380

Comments:

(1) In the reporting period, the company fulfilled all terms of the debentures. The company also fulfilled all terms of the Indentures. Debentures Series F through I financial covenants - as of June 30, 2015 the net leverage (net debt to EBITDA excluding one time events ratio- see definition in the Company's annual report for the year ended December 31, 2014 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service") was 2.73 (the net leverage without excluding one-time events was 2.75). In the reporting period, no cause for early repayment occurred. (2) Including interest accumulated in the books. (3) Annual payments, excluding Series F through I debentures in which the payments are semi annual. (4) Regarding debenture Series B and F through I, the Company undertook not to create any pledge on its assets, as long as debentures are not fully repaid, subject to certain exclusions. (5) Regarding debenture Series F through I - the Company has the right for early redemption under certain terms (see the Company's annual report for the year ended December 31, 2014 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects– B. Liquidity and Capital Resources – Debt Service". (6) Regarding debenture Series F and G - in June 2013, following a second decrease of the Company's debenture rating since their issuance, the annual interest rate has been increased by 0.25% to 4.60% and 6.99%, respectively, beginning July 5, 2013. (7) In February 2015, pursuant to an exchange offer of the Company's Series H and I debentures for a portion of the Company's outstanding Series D and E debentures, respectively, or the Exchange Offer, the Company exchanged approximately NIS 555 million principal amount of Series D debentures with approximately NIS 844 million principal amount of Series H debentures, and approximately NIS 272 million principal amount of Series E debentures with approximately NIS 335 million principal amount of Series I debentures. (8) On July 1, 2015, after the end of the reporting period, the Company repaid a principal payment of approximately NIS 350 million (the ex-date of which was June 19, 2015).

(*) On these dates additional debentures of the series were issued, the information in the table refers to the full series.

(**) As of June 30, 2015, debenture all Series are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements.

Cellcom Israel Ltd.

Disclosure for debenture holders as of June 30, 2015 (cont.)

Debentures rating details*

	Rating	Rating as of	Rating as of	Rating assigned upon issuance of	Recent date of rating as of	Additional ratings between original issuance and the recent date of rating as of 12.08.2015 (2)
Series	Company	30.06.2015 (1)	12.08.2015	the Series	12.08.2015		Rating
B	S&P Maalot	A+	A+	AA-	01/2015	5/2006, 9/2007, 1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 01/2015	AA-, AA,AA-,A+ (2)

D	S&P Maalot	A+	A+	AA-	01/2015	1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013, 6/2014, 8/2014,01/2015	AA-, AA,AA-,A+ (2)

E	S&P Maalot	A+	A+	AA	01/2015	9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 01/2015	AA,AA-,A+ (2)

F	S&P Maalot	A+	A+	AA	01/2015	5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 01/2015	AA,AA-,A+ (2)

G	S&P Maalot	A+	A+	AA	01/2015	5/2012, 11/2012, 6/2013, 6/2014, 8/2014,01/2015	AA,AA-,A+ (2)

H	S&P Maalot	A+	A+	A+	01/2015	6/2014, 8/2014, 1/2015	A+ (2)
I	S&P Maalot	A+	A+	A+	01/2015	6/2014, 8/2014, 1/2015	A+ (2)

(1)	In January 2015, S&P Maalot affirmed the Company's rating of “ilA+/stable”.

(2)	In September 2007, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company was in the process of recheck with positive implications (Credit Watch Positive). In October 2008, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company is in the process of recheck with stable implications (Credit Watch Stable). This process was withdrawn upon assignment of AA rating in March 2009. In August 2011, S&P Maalot issued a notice that the AA rating for debentures issued by the Company is in the process of recheck with negative implications (Credit Watch Negative). In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Maalot affirmed the Company's rating of “ilAA-/negative”. In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”. In June 2014, August 2014 and January 2015, S&P Maalot affirmed the Company's rating of “ilA+/stable”. For details regarding the rating of the debentures see the S&P Maalot report dated August 18, 2014.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of June 30, 2015

a.	Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	561,963	162,950	-	-	-	191,088
Second year	634,496	219,770	-	-	-	151,499
Third year	562,690	142,050	-	-	-	104,602
Fourth year	328,679	139,453	-	-	-	64,531
Fifth year and on	1,032,181	488,005	-	-	-	136,530
Total	3,120,008	1,152,227	-	-	-	648,250

b.	Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "solo" financial data (in thousand NIS) - None

c.	Credit from banks in Israel based on the Company's "solo" financial data (in thousand NIS) - None

d.	Credit from banks abroad based on the Company's "solo" financial data (in thousand NIS) - None

e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	561,963	162,950	-	-	-	191,088
Second year	634,496	219,770	-	-	-	151,499
Third year	562,690	142,050	-	-	-	104,602
Fourth year	328,679	139,453	-	-	-	64,531
Fifth year and on	1,032,181	488,005	-	-	-	136,530
Total	3,120,008	1,152,227	-	-	-	648,250

f.	Out of the balance sheet Credit exposure based on the Company's "solo" financial data - None

g.	Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None

h.	Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS) - None

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of June 30, 2015 (cont.)

i.	Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS) - None

j.	Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	10,221	683	-	-	-	3,049
Second year	11,144	903	-	-	-	2,471
Third year	8,077	549	-	-	-	1,834
Fourth year	5,644	1,877	-	-	-	1,332
Fifth year and on	23,856	13,929	-	-	-	3,602
Total	58,943	17,941	-	-	-	12,289

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS) - None

Cellcom Israel Ltd. and Subsidiaries Condensed Consolidated Interim Financial Statements As at June 30, 2015 (Unaudited)

Cellcom Israel Ltd.  and Subsidiaries

Condensed Consolidated Interim Financial Statements as at June 30, 2015

Cellcom Israel Ltd.  and Subsidiaries

Condensed Consolidated Interim Statements of Financial position

			Convenience
			translation
			into US dollar
			(Note 2D)
	June 30,	June 30,	June 30,	December 31,
	2014	2015	2015	2014
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Assets
Cash and cash equivalents	1,083	894	237	1,158
Current investments, including derivatives	520	375	99	521
Trade receivables	1,541	1,311	348	1,417
Other receivables	132	89	24	65
Inventory	88	85	22	89

Total current assets	3,364	2,754	730	3,250

Trade and other receivables	784	772	205	824
Property, plant and equipment, net	1,796	1,797	477	1,834
Intangible assets, net	1,339	1,291	343	1,315
Deferred tax assets	22	15	4	17

Total non- current assets	3,941	3,875	1,029	3,990

Total assets	7,305	6,629	1,759	7,240

Liabilities
Current maturities of debentures and long term loans and short term credit	1,093	736	195	1,092
Trade payables and accrued expenses	630	643	171	773
Current tax liabilities	86	68	18	77
Provisions	170	117	31	101
Other payables, including derivatives	420	368	98	370

Total current liabilities	2,399	1,932	513	2,413

Debentures	3,791	3,397	901	3,548
Provisions	21	23	6	21
Other long-term liabilities	15	8	2	12
Liability for employee rights upon retirement, net	12	12	3	14
Deferred tax liabilities	139	127	34	140

Total non- current liabilities	3,978	3,567	946	3,735

Total liabilities	6,377	5,499	1,459	6,148

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	(6)	(3)	(1)	(3)
Retained earnings	920	1,115	296	1,078

Non-controlling interest	13	17	5	16

Total equity	928	1,130	300	1,092

Total liabilities and equity	7,305	6,629	1,759	7,240

Date of approval of the condensed consolidated financial statements: August 12, 2015.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd.  and Subsidiaries

Condensed Consolidated Interim Statements of Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2014	2015	2015	2014	2015	2015	2014
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Revenues	2,288	2,102	558	1,158	1,040	276	4,570
Cost of revenues	(1,335)	(1,404)	(373)	(671)	(682)	(181)	(2,727)

Gross profit	953	698	185	487	358	95	1,843

Selling and marketing expenses	(334)	(304)	(81)	(170)	(148)	(39)	(672)
General and administrative expenses	(238)	(239)	(63)	(120)	(108)	(29)	(463)
Other expenses, net	(40)	(20)	(5)	(41)	(22)	(6)	(46)

Operating profit	341	135	36	156	80	21	662

Financing income	63	33	9	31	27	7	100
Financing expenses	(154)	(113)	(30)	(95)	(89)	(23)	(298)
Financing expenses, net	(91)	(80)	(21)	(64)	(62)	(16)	(198)

Profit before taxes on income	250	55	15	92	18	5	464

Taxes on income	(57)	(17)	(5)	(13)	(6)	(2)	(110)
Profit for the period	193	38	10	79	12	3	354
Attributable to:
Owners of the Company	193	37	10	79	12	3	351
Non-controlling interests	-	1	-	-	-	-	3
Profit for the period	193	38	10	79	12	3	354

Earnings per share
Basic earnings per share (in NIS)	1.94	0.37	0.10	0.79	0.12	0.03	3.51

Diluted earnings per share (in NIS)	1.91	0.37	0.10	0.78	0.12	0.03	3.48

Weighted-average number of shares used in the calculation of basic earnings per share (in shares)	99,533,099	100,584,490	100,584,490	99,533,099	100,584,490	100,584,490	99,924,306

Weighted-average number of shares used in the calculation of diluted earnings per share (in shares)	100,702,823	100,584,490	100,584,490	100,711,161	100,584,490	100,584,490	100,706,282

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd.  and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the six months ended June 30,		(Note 2D) For the six months ended June 30,	For the three months ended June 30,		(Note 2D) For the three months ended June 30,	For the year ended December 31,
	2014	2015	2015	2014	2015	2015	2014
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Profit for the period	193	38	10	79	12	3	354
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Changes in fair value of cash flow hedges transferred to profit or loss	9	-	-	4	-	-	13
Tax on other comprehensive income items that were or will be transferred to profit or loss in subsequent periods	(2)	-	-	(1)	-	-	(3)
Total other comprehensive income for the period that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	7	-	-	3	-	-	10
Other comprehensive income items that will not be transferred to profit or loss
Actuarial losses on defined benefit plan	-	-	-	-	-	-	(1)
Total other comprehensive loss for the period that will not be transferred to profit or loss, net of tax	-	-	-	-	-	-	(1)
Total other comprehensive income for the period, net of tax	7	-	-	3	-	-	9
Total comprehensive income for the period	200	38	10	82	12	3	363
Total comprehensive income attributable to:
Owners of the Company	200	37	10	82	12	3	360
Non-controlling interests	-	1	-	-	-	-	3
Total comprehensive income for the period	200	38	10	82	12	3	363

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd.  and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the six months ended June 30, 2015 (Unaudited)

Balance as of January 1, 2015
(Audited)	1	(3)	1,078	1,076	16	1,092	290
Comprehensive income for the period
Profit for the period	-	-	37	37	1	38	10
Balance as of June 30, 2015 (Unaudited)	1	(3)	1,115	1,113	17	1,130	300

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the six months ended June 30, 2014 (Unaudited)

Balance as of January 1, 2014
(Audited)	1	(13)	719	707	3	710	188
Comprehensive income for the period
Profit for the period	-	-	193	193	-	193	51
Other comprehensive loss for the period, net of tax
Net changes in fair value of cash flow hedges	-	7	-	7	-	7	2
Transactions with owners, recognized directly in equity
Share based payments	-	-	2	2	-	2	1
Expiration of put option over non- controlling interests in a consolidated company	-	-	6	6	10	16	4
Balance as of June 30, 2014 (Unaudited)	1	(6)	920	915	13	928	246

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd.  and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the three months ended June 30, 2015 (Unaudited)

Balance as of April 1, 2015
(Unaudited)	1	(3)	1,103	1,101	17	1,118	297
Comprehensive income for the period
Profit for the period	-	-	12	12	-	12	3
Balance as of June 30, 2015 (Unaudited)	1	(3)	1,115	1,113	17	1,130	300

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the three months ended June 30, 2014 (Unaudited)

Balance as of April 1, 2014
(Unaudited)	1	(9)	834	826	3	829	220
Comprehensive income for the period
Profit for the period	-	-	79	79	-	79	21
Other comprehensive income for the period, net of tax
Net changes in fair value of cash flow hedges	-	3	-	3	-	3	1
Transactions with owners, recognized directly in equity
Share based payments	-	-	1	1	-	1	-
Expiration of put option over non- controlling interests in a consolidated company	-	-	6	6	10	16	4
Balance as of June 30, 2014 (Unaudited)	1	(6)	920	915	13	928	246

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd.  and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the year ended December 31, 2014 (Audited)

Balance as of January 1, 2014
(Audited)	1	(13)	719	707	3	710	189
Comprehensive income for the year
Profit for the year	-	-	351	351	3	354	94
Other comprehensive income for the year, net of tax	-	10	(1)	9	-	9	2
Transactions with owners, recognized directly in equity
Share based payments	-	-	3	3	-	3	1
Expiration of put option over non-controlling interests in a consolidated company	-	-	6	6	10	16	4
Balance as of December 31, 2014 (Audited)	1	(3)	1,078	1,076	16	1,092	290

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd.  and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2014	2015	2015	2014	2015	2015	2014
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities
Profit for the period	193	38	10	79	12	3	354
Adjustments for:
Depreciation and amortization	310	281	75	155	138	37	610
Share based payment	2	-	-	1	-	-	3
Loss (gain) on sale of property, plant and equipment	2	(2)	-	2	-	-	7
Income tax expense	57	17	5	13	6	2	110
Financing expenses, net	91	80	21	64	62	16	198
							-
Changes in operating assets and liabilities:
Change in inventory	(4)	4	1	(5)	24	6	(5)
Change in trade receivables (including long-term amounts)	295	113	30	123	23	6	422
Change in other receivables (including long-term amounts)	(83)	(24)	(6)	(14)	(8)	(2)	(35)
Changes in trade payables, accrued expenses and provisions	26	(71)	(19)	(19)	(25)	(7)	(24)
Change in other liabilities (including long-term amounts)	66	17	4	68	25	7	36
Payments for derivative hedging contracts, net	(6)	-	-	(1)	-	-	(6)
Income tax paid	(55)	(36)	(10)	(25)	(9)	(2)	(119)
Income tax received	-	-	-	-	-	-	6
Net cash from operating activities	894	417	111	441	248	66	1,557

Cash flows from investing activities
Acquisition of property, plant and equipment	(127)	(162)	(43)	(63)	(86)	(23)	(289)
Acquisition of intangible assets	(44)	(59)	(15)	(19)	(39)	(11)	(77)
Change in current investments, net	(14)	137	36	88	146	39	(15)
Proceeds (payments) for other derivative contracts, net	(2)	-	-	(1)	(1)	-	4
Proceeds from sale of property, plant and equipment	3	4	1	-	-	-	4
Repayment of a long term deposit	-	48	13	-	-	-	-
Interest received	17	13	3	5	2	1	23
Net cash from (used in) investing activities	(167)	(19)	(5)	10	22	6	(350)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd.  and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2014	2015	2015	2014	2015	2015	2014
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from financing activities
Payments for derivative contracts, net	(14)	(9)	(2)	(13)	(7)	(2)	(29)
Repayment of long term loans from banks	(11)	-	-	-	-	-	(12)
Repayment of debentures	(523)	(523)	(139)	-	-	-	(1,092)
Proceeds from issuance of debentures, net of issuance costs	-	(3)	(1)	-	(3)	(1)	326
Dividend paid	(4)	-	-	-	-	-	(4)
Interest paid	(149)	(124)	(33)	-	-	-	(295)

Net cash used in financing activities	(701)	(659)	(175)	(13)	(10)	(3)	(1,106)

Changes in cash and cash equivalents	26	(261)	(69)	438	260	69	101

Cash and cash equivalents as at the beginning of the period	1,057	1,158	307	645	637	169	1,057

Effect of exchange rate fluctations on cash and cash equivalents	-	(3)	(1)	-	(3)	(1)	-

Cash and cash equivalents as at the end of the period	1,083	894	237	1,083	894	237	1,158

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd.  and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - General

A.	Reporting entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The condensed consolidated interim financial statements of the Group as at June 30, 2015 comprise the Company and its subsidiaries (together referred to as the "Group"). The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular and landline telecommunications services, internet infrastructure and connectivity services, international calls services and television over the internet services (known as Over the Top TV services, or OTT TV services). The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC").

DIC is indirectly jointly controlled by two companies, one controlled by Mr. Eduardo Elsztain and one by Mr. Mordechay Ben-Moshe. See also Note 12, regarding the change in the structure of control in IDB Development Corporation Ltd. (DIC's parent company), and as a result in the Company, in February 2015.

B.	Material event in the reporting period - Change in estimate

In the reporting period, the Company has changed the expected useful life of certain fixed asset items. For further information see Note 2E, regarding the basis of preparation of the financial statements.

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2014 (hereinafter - “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on August 12, 2015.

B.	Functional and presentation currency

These condensed consolidated financial statements are presented in New Israeli Shekel ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These condensed consolidated financial statements have been prepared on the basis of historical cost except for following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

The value of non-monetary assets and equity items that were measured on the basis of historical cost were adjusted for changes in the general purchasing power of the Israeli currency - NIS, based upon

Cellcom Israel Ltd.  and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation (cont'd)

C.	Basis of measurement (cont’d)

changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003, as until that date the Israeli economy was considered hyperinflationary.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of and for the six and three month periods ended June 30, 2015, have been presented in dollars, translated at the representative rate of exchange as of June 30, 2015 (NIS 3.769 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

E.	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group's financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Group prepares the estimates on the basis of past experience, various facts, external circumstances and reasonable assumptions according to the pertinent circumstances of each estimate.

The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements.

During the three and six month periods ended June 30, 2015, management has updated an estimate as follows:

The estimated useful life of the cellular cell sites passive components, which mostly include masts and constructed structures (“passive components”), has been re-evaluated for the first time starting the beginning of the second quarter of 2015, by ten additional years, as opposed to ten years, as previously estimated, so the depreciation period will end in 2025.

During the reporting period, the Company was awarded additional 4G frequencies (for additional details, see Note 10(1)). In addition, the Company has invested and expects to continue investing substantial amounts in radio equipment for the 4G technology, which is installed over the existing cellular sites. In light of the aforesaid, a re-evaluation of the passive components’ expected useful life was necessary. The expected useful life of the passive components was examined by a periodic depreciation committee and according to engineering expert’s opinion, the Company will continue to use the passive components for the next ten years. Therefore, it has been decided to extend the depreciation period as mentioned above.

The effect of this change on the condensed consolidated interim financial statements, in current and future periods is as follows:

Cellcom Israel Ltd.  and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation (cont'd)

E.	Use of estimates and judgments (cont’d)

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	For the six month period ended June 30, 2015	For the three month period ended June 30, 2015	For the six month period ending December 31, 2015	Subsequently
	NIS Millions
Decrease (increase) in depreciation expenses	9	9	18	(27)

F.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*
As of June 30, 2015	3.769	222.25
As of June 30, 2014	3.438	223.14
As of December 31, 2014	3.889	223.36

Increase (decrease) during the period:

Six months ended June 30, 2015	(3.09%)	(0.50%)
Six months ended June 30, 2014	(0.95%)	(0.20%)
Three months ended June 30, 2015	(5.30%)	1.12%
Three months ended June 30, 2014	(1.41%)	0.49%
Year ended December 31, 2014	12.04%	(0.10%)

*According to 1993 base index.

Note 3 - Significant Accounting Policies

The accounting policies of the Group in these condensed consolidated interim financial statements are the same as those applied in the annual financial statements.

A new standard not yet adopted

IFRS 15, Revenue from contracts with customers

As described in Note 3R to the annual financial statements, on April 28, 2015, the International Accounting Standards Board ("IASB") has tentatively decided to defer the mandatory effective date of IFRS 15, Revenue from contracts with customers, by one year to January 1, 2018. On July 22, 2015, after the end of the reporting period, the IASB has confirmed the deferral of the effective date of the standard.

Cellcom Israel Ltd.  and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments

The Group operates in two reportable segments, as described below, which are the Group's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on internal management reports reviewed by the Group's chief operating decision maker (CODM). The CODM does not examine assets or liabilities for those segments and therefore, they are not presented.

—	Cellcom - the segment includes Cellcom Israel Ltd. and its subsidiaries, excluding Netvision Ltd. and its subsidiaries.

—	Netvision - the segment includes Netvision Ltd. and its subsidiaries.

The accounting policies of the reportable segments are the same as described in the annual financial statements in Note 3, regarding Significant Accounting Policies.

Information regarding the results of each reportable segment is included below based on the internal management reports that are reviewed by the CODM.

	Six-month period ended June 30, 2015
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated
External revenues	1,687	415	-	2,102
Inter-segment revenues	27	76	(103)	-

EBITDA*	300	112	-	412

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(220)	(46)	(15)	(281)
Taxes on income	(1)	(20)	4	(17)
Financing income				33
Financing expenses				(113)
Other income				4
Profit (loss) for the period	(4)	52	(10)	38

Cellcom Israel Ltd.  and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	Six-month period ended June 30, 2014
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated
External revenues	1,841	447	-	2,288
Inter-segment revenues	24	25	(49)	-

EBITDA*	489	165	-	654

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(240)	(44)	(26)	(310)
Taxes on income	(41)	(23)	7	(57)
Financing income				63
Financing expenses				(154)
Other expenses				(1)
Share based payments				(2)

Profit for the period	119	100	(26)	193

	Three-month period ended June 30, 2015
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated
External revenues	836	204	-	1,040
Inter-segment revenues	14	31	(45)	-

EBITDA*	164	52	-	216

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(107)	(23)	(8)	(138)
Taxes on income	2	(10)	2	(6)
Financing income				27
Financing expenses				(89)
Other income				2

Profit (loss) for the period	(4)	22	(6)	12

Cellcom Israel Ltd.  and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	Three-month period ended June 30, 2014
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated
External revenues	937	221	-	1,158
Inter-segment revenues	12	13	(25)	-

EBITDA*	224	90	-	314

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(121)	(21)	(13)	(155)
Taxes on income	(6)	(11)	4	(13)
Financing income				31
Financing expenses				(95)
Other expenses				(2)
Share based payments				(1)
Profit for the period	31	56	(8)	79

	Year ended December 31, 2014
	NIS millions
	(Audited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated
External revenues	3,667	903	-	4,570
Inter-segment revenues	50	57	(107)	-

EBITDA*	967	315	-	1,282

Reconciliation of reportable segment EBITDA to profit for the year
Depreciation and amortization	(475)	(85)	(50)	(610)
Taxes on income	(80)	(44)	14	(110)
Financing income				100
Financing expenses				(298)
Other expenses				(7)
Share based payments				(3)

Profit for the year	211	189	(46)	354

Cellcom Israel Ltd.  and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

* EBITDA as reviewed by the Group's CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses) (except for a one-time expense in the amount of approximately NIS 25 million in respect of voluntary retirement plan for employees, which has been recorded in the second quarter of 2015. See also Note 9, regarding Other Expenses), depreciation and amortization and share based payments, as a measure of operating profit. EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

Note 5 - Debentures

In February 2015, pursuant to an exchange offer for the exchange of a portion of the Company's Series D and E debentures with new debentures of the Company's Series H and I, respectively, or the Exchange Offer, under the Company's 2014 shelf prospectus and in a private offering, the Company issued approximately NIS 844 million principal amount of new debentures of Series H and approximately NIS 335 million principal amount new debentures of Series I (in exchange with approximately NIS 555 million principal amount of Series D and approximately NIS 272 million principal amount of Series E, respectively).

Described hereunder is the principal amount of the above mentioned debentures:

	Before the exchange	After the exchange
	NIS millions
Series D	1,454	899
Series E	599	327
Series H	106	950
Series I	223	558

Note 6 - Financial Instruments

Fair value

(1)	Financial instruments measured at fair value for disclosure purposes only

The book value of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, current investments, including derivatives, short-term credit and loans, trade and other payables, including derivatives and other long-term liabilities, are equal or approximate to their fair value.

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

	June 30,				December 31,
	2014		2015		2014
	Book value	Fair value	Book value	Fair value	Book value	Fair value
	NIS millions		NIS millions		NIS millions
Debentures including current maturities and accrued interest	(5,071)	(5,461)	(4,254)	(4,494)	(4,807)	(5,107)

Cellcom Israel Ltd.  and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Financial Instruments (cont'd)

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below analyses financial instruments carried at fair value, using a valuation method in accordance with the fair value hierarchy level. The different levels have been defined as follows:

Level 1: quoted prices (unadjusted) in active markets for identical instruments.

Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

Level 3: inputs that are not based on observable market data (unobservable inputs).

	June 30, 2015
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	374	-	-	374
Derivatives	-	1	-	1
Total assets	374	1	-	375
Financial liabilities at fair value
Derivatives at fair value through profit or loss	-	(32)	-	(32)
Total liabilities	-	(32)	-	(32)

	June 30, 2014
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	518	-	-	518
Long-term receivables	-	49	-	49
Derivatives	-	2	-	2
Total assets	518	51	-	569
Financial liabilities at fair value
Derivatives at fair value through profit or loss	-	(28)	-	(28)
Total liabilities	-	(28)	-	(28)

Cellcom Israel Ltd.  and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Financial Instruments (cont'd)

(2)	Fair value hierarchy of financial instruments measured at fair value (cont'd)

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	520	-	-	520
Long-term receivables	-	49	-	49
Derivatives	-	1	-	1
Total assets	520	50	-	570
Financial liabilities at fair value
Derivatives at fair value through profit or loss	-	(32)	-	(32)
Total liabilities	-	(32)	-	(32)

During the reporting period, there have been no transfers between Levels 1 and 2.

(3)	Valuation methods to determine fair value

US$/NIS forward contracts - fair value is measured on the basis of the capitalization of the difference between the forward price in the contract and the current forward price for the residual period until redemption, using appropriate interest curves used for derivative pricing.

CPI/NIS forward contracts - fair value is measured on the basis of the capitalization of the difference between the transaction price and the future expected CPI, using appropriate NIS yield curve based on government and short-term bonds.

Note 7 - Equity

In June 2015, the Company filed a registration statement with the Securities and Exchange Commission, or the SEC, and the Israeli Securities Authority, or the ISA, in preparation for a possible rights offering that would be expected to raise approximately NIS 120-150 million (assuming a full exercise of subscription rights), or "the Rights Offering". Discount Investment Corporation Ltd., or DIC, the Company's controlling shareholder, has announced that if such Rights Offering will be effected by the Company, DIC intends to exercise all subscription rights offered to it and purchase additional shares if possible, pursuant to the Rights Offering, for a total investment amount which will not exceed NIS 100 million.

The execution, timing, terms (including subscription ratio) and amount of such possible Rights Offering have not yet been determined and are subject to further approvals of the Company's Board of Directors, declaration of effectiveness of the registration statement by the SEC, and approvals of the ISA, the Tel Aviv Stock Exchange and the New York Stock Exchange. There is no assurance that such approvals will be received or that the Rights Offering will be executed, nor as to its timing, terms or amount.

Cellcom Israel Ltd.  and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 8 - Share-Based Payments

In June 2015, the Company's Board of Directors annulled its March 2015 decision to grant options to certain non-director officers and senior employees under the Company's 2015 Share Incentive Plan, or the Plan, which had not been granted.

In August 2015, after the end of the reporting period, the Company's board of directors resolved to make a certain reduction in the options acceleration events to be granted under the Plan and to grant 2,660,000 options to certain non-director officers (preceded by the Company’s compensation committee’s resolution to this end) and senior employees, of which 1,740,000 options will be granted to the Company's executive officers, including 525,000 options to Mr. Sztern, the Company's CEO, at an exercise price of US$ 6.68 (or, subject to the approval of the Israeli Tax Authority – NIS 25.65) per share. Mr. Sztern's grant is subject to shareholders approval in accordance with the Israeli Companies Law. The options granted will be vested in three equal installments on each of the first, second and third anniversary of the date of grant. The options of the first installment may be exercised within 24 months from their vesting, and the options of the second and third installments may be exercised with 18 month from their vesting. The fair value of share options granted was calculated at an estimated average of US$ 0.9 per option. The assumptions upon which the fair value has been calculated: risk free interest rate - 0.9%, expected weighted average life - 2.3 years and expected volatility - 35.9%.

Note 9 - Other Expenses

In April 2015, the Group, in collaboration with the employees' representatives, launched a new voluntary retirement plan for employees, following which, the Company recorded a one-time expense in an amount of approximately NIS 25 million in the second quarter of 2015 with respect to employees joining this plan (in the second quarter of 2014, the Company recorded a one-time expense in an amount of approximately NIS 39 million in respect of a voluntary retirement plan for employees. For further details, see Note 26 to the annual financial statements).

Note 10 - Commitments

1.	In January 2015, the Company was awarded additional 1800 3MHz by the Israeli Ministry of Communications, in a 1800MHz frequencies tender, for 4G technologies (such as LTE, LTE Advanced), for a period of 10 years, for the sum of NIS 6.5 million per 1MHz.

2.	In February 2015, the Company entered a collective employment agreement with its employees' representatives and the Histadrut (an Israeli union labor) for a term of 3 years (2015-2017). The agreement applies to the Company's and 013 Netvision Ltd.'s (the Company's indirect wholly owned subsidiary) employees, excluding certain managerial and specific positions. The agreement defines employment policy and terms in various aspects, including: minimum wages, annual salary increase, incentives, benefits and other one time or annual payments to the employees, as well as a welfare budget and procedures relating to manning a position, change of place of employment and dismissal, including management and employees' representative respective authority with regards to each. The agreement includes terms, whereby the employees are entitled to participate in the Company's operational income over a certain threshold and enjoy additional payments, under certain conditions. The estimated cost of the agreement for the years 2015-2017 is approximately NIS 200 million, before tax, based on the Group's forecasts. In the first quarter of 2015, the Company has recorded a one-time expense in the amount of approximately NIS 30 million in the statements of income in respect of the agreement.

Cellcom Israel Ltd.  and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 10 - Commitments (cont'd)

3.	In May 2015, the Company entered into a loan agreement with two Israeli financial institutions, or Lenders, according to which the Lenders have agreed, subject to certain customary conditions, to provide the Company two deferred loans for the total principal amount of NIS 400 million, unlinked, as follows:

a.	A loan principal amount of NIS 200 million will be provided to the Company in June 2016, and will bear an annual fixed interest of 4.6%. The loan's principal amount will be payable in four equal annual payments on June 30 of each of the years 2018 through 2021 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2016 through and including June 30, 2021.

b.	A loan principal amount of NIS 200 million will be provided to the Company in June 2017, and will bear an annual fixed interest of 5.1%. The loan's principal amount will be payable in four equal annual payments on June 30 of each of the years 2019 through 2022 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2017 through and including June 30, 2022.

Under the agreement, the interest rate may be subject to certain adjustments. Until the provision of the loans, the Company is required to pay the Lenders a commitment fee. The Company may cancel or prepay one or both loans, subject to a certain cancelation fee or prepayment fee, as applicable. The agreement includes standard terms and obligations and also generally includes the negative pledge, limitations on distributions, events of default and financial covenants applicable to the Company's series F through I debentures (which were included in Note 17 to the annual financial statements).

4.	In July 2015, after the end of the reporting period, the Israeli Antitrust Commissioner approved the previously reported co-operation agreement regarding maintenance services for passive elements of cell sites, between the Company and Pelephone Communications Ltd., which includes unifying passive elements and streamlining costs through a common contractor. The approval is for a period of ten years and is subject to certain conditions (for further details, see Note 30(6) to the annual financial statements).

5.	Following the previously reported network sharing agreements between the Company and Golan Telecom Ltd., or Golan, which are subject to the approvals of the Israeli Ministry of communications, or MOC, and the Israeli Antitrust Commissioner (for further details, see Note 30(5) to the annual financial statements), the parties recently held communications with the MOC in which the parties were required to make material changes to the principles of the agreements between them, as a condition for the MOC's approval, including network sharing in the 3G and 4G radio networks, which includes ownership of half the radio networks active components by each company, effective right of use in the passive infrastructure, common management and sharing of the radio networks' construction, operation and maintenance costs. The Company and Golan are conducting negotiations in order to reach agreements according to such principles. The Company estimates that a new agreement, if reached, would result in substantial additional payments to the Company.

According to the existing agreements between the Company and Golan, if approvals for the network sharing agreements are not received by December 31, 2015, then (unless otherwise agreed by the

Cellcom Israel Ltd.  and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 10 - Commitments (cont'd)

parties), Golan will be required to pay the Company (1) the difference between the reduced payment it actually paid and the full payment it is required to pay according to the national roaming agreement, for the national roaming services provided and to be provided by the Company to Golan from July 2014 until December 31, 2015, which amounts to approximately NIS 300 million as of the end of the second quarter of 2015 (which the Company has not recorded as revenues), and expected to continue to substantially increase until December 31, 2015, and (2) as of that date, full payment in accordance with the national roaming agreement, all in accordance with Golan's customers usage of the Company's networks, as may be. Should the Company and Golan reach such new agreements which will change the current agreement as to this matter as mentioned above, the payment of the difference and future amounts will be subject to such new agreements and such accrued amount of the difference could be reduced materially or eliminated. In addition, the Company can provide no assurances that Golan will not contest any such amounts or that the Company will be able to collect such amounts in full or at all.

The Company cannot guarantee such agreements will be reached or that regulatory approvals will be granted based on such agreements, if reached.

Note 11 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the condensed consolidated interim financial statements in respect of all lawsuits against the Group amounts to approximately NIS 56 million.

Described hereunder are details regarding new purported class actions which have been added during the reporting period or updates on lawsuits which were included in the annual financial statements. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group and refer to the sum estimated by the plaintiffs, if the lawsuit is certified as a class action.

1.	Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly requests for approval of class action lawsuits, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. During the reporting period, nine purported class actions have been filed against the Group as follows (three of which were included in Note 31(1) to the annual financial statements): three of these purported class actions are in a total amount of approximately NIS 20 million, five purported class actions, in which the plaintiffs have not specified the amount claimed, with regards to five of them, at this early stage it is not possible to assess the chances of success, and another purported class action for NIS 15 billion (see additional details below).

In addition, an appeal was filed challenging the dismissal of a purported class action against the Group for a total amount of NIS 220 million.

Cellcom Israel Ltd.  and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 11 - Contingent Liabilities (cont'd)

Described hereunder is a purported class action against the Group, in which the amount claimed is NIS 1 billion or more:

During the reporting period, a purported class action in a total amount estimated by the plaintiffs to be approximately NIS 15 billion, if the lawsuit is certified as class action, was filed against the Company, by plaintiffs alleging to be subscribers of the Company, claiming compensation for non-monetary damages in connection with allegations that the Company unlawfully violated the privacy of its subscribers.

During the reporting period, fifteen purported class actions were dismissed as follows: nine purported class actions for a total sum of approximately NIS 297 million (the dismissal of six of which was reported in Note 31(1) to the annual financial statements), three purported class actions, in which the amount claimed has not been quantified by the plaintiffs (one of which was reported as dismissed in Note 31(1) to the annual financial statements) and three purported class actions for a total sum of approximately NIS 158 million, that have been filed against the Group and other defendants together without specifying the amount claimed from the Group (the dismissal of one of which was reported in Note 31(1) to the annual financial statements).

After the end of the reporting period, two purported class actions against the Group for a total sum of approximately NIS 156 million, were terminated.

Described hereunder is a purported class action against the Group and other defendants together, in which the amount claimed is NIS 1 billion or more:

After the end of the reporting period, a purported class action was filed against 013 Netvision Ltd., or Netvision, the Company's wholly owned subsidiary and three other defendants, alleging that another defendant unlawfully sold the other defendants, including Netvision, private data of its customers, which was used by the other defendants to approach such customers with commercial proposals. The amount claimed from each of the defendants allegedly purchasing the data, including Netvision, if the lawsuit is certified as a class action, was estimated by the plaintiff to be NIS 1000 for each customer whose private data it allegedly purchased and/or each approach made to such customers, the total of which was assessed by the plaintiff to be approximately 1.5 million customers. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

2.	Employees, subcontractors, suppliers, authorities and others claims

During the reporting period, a lawsuit has been filed against the Group for approximately NIS 2 million (which was included in Note 31(3) to the annual financial statements).

Note 12 - Regulation and Legislation

In February 2015, as a result of a rights offering effected by IDB, the structure of control in IDB, and consequently in the Company, has changed and will require the Ministry of Communications approval, including due to the Israeli holding requirements included in the Company's licenses. The Company has already submitted a request to the Ministry of Communications to amend the Company's communications licenses, including with regards to the Israeli holdings requirements in the Company as per such licenses and a request with regard to the changes in the holdings in the Group. As of the financial statements signing date, such changes are contested by one of the controlling shareholders and there is a disagreement between the controlling shareholders in relation to the identity of the party that may purchase the holdings of the other party according to a buy-sell deadlock resolution clause ("Buy Me Buy You") that was exercised by one of the controlling shareholders, and the parties are conducting an arbitration between them, including in relation to the "BMBY" mechanism.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	August 13, 2015	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary